Hecht & Associates, P.C.
                                Attorneys at Law
                         275 Madison Avenue, 28th Floor
                               New York, NY 10016
                            (212) 490-3232 Fax: (212)
                                    490-3263
                          www.securitiescounselors.com
                          Email: dtepper@hechtlegal.com



CHARLES J. HECHT
MITCHELL BERNS
DANIEL TEPPER                                                   Please Reply to:
WILLIAM J. GELLER (OF COUNSEL)                                     DANIEL TEPPER






                                                              May 8, 2007


BY FACSIMILE (202) 772-9368 AND U.S. MAIL

Anne Nguyen Parker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                  RE:      GOLD RUN INC.
                           AMENDMENT #2 TO REGISTRATION STATEMENT ON FORM SB-2 ORIGINALLY FILED DECEMBER 15, 2006
                           FILE NO.:        333-139412

Dear Ms. Parker:

         We have received your letter dated May 8, 2007 containing the Staff's comments regarding Amendment #2 to Gold Run Inc.'s registration statement on Form SB-2. The straightforward nature and limited number of these comments leads us to believe that they are easily addressable in the final Prospectus instead of an Amendment #3.

         Accordingly, enclosed herewith are 1) Gold Run Inc.'s request for acceleration of the effective date of its registration statement to May 10, 2007, and 2) a letter from Gold Run Inc. making the required acknowledgments regarding the effects of its request for acceleration, as set forth in your letters dated April 19, 2007 and May 8, 2007.

         Notwithstanding the foregoing, below are our planned responses to the Staff's comments,

May 8, 2007
Page 2
--------------------------------------------------------------------------------



the first three of which will be incorporated in the final Prospectus:


Staff Comment
     No.            Proposed Changes to Definitive Prospectus
--------------------------------------------------------------------------------
Form S/B-2/A-2 filed April 26, 2007
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Selling Security Holders, page 21
--------------------------------------------------------------------------------
     1 We have received additional information regarding Mr. Levine since filing Amendment #2. It has also come to our attention that another selling shareholder, James J. Kelly, is also affiliated with a broker-dealer. Accordingly, we will delete in its entirety the third paragraph in the section captioned "Selling Security Holders" and replace it with the following (the additions have been underlined for your convenience):

          "None of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer, other than Roger Levine and James J. Kelly. Mr. Levine is affiliated with Viewpoint Securities, LLC, a broker-dealer based in Del Mar, California, which received commissions in the private placement of our notes, a portion of which was paid to Mr. Levine. Mr. Kelly is affiliated with Pacific Crest Securities, Inc., a broker-dealer based in Portland, Oregon.

          "Mr. Levine holds his Series 7 (general securities representative), Series 8 (general securities sales supervisor), Series 24 (general securities principal) and Series 63 (securities agent) licenses with Viewpoint Securities. Mr. Kelly holds his Series 7, Series 55 (limited representative-equity trader) and Series 63 licenses with Pacific Crest Securities.

          "Both Mr. Levine and Mr. Kelly have advised us that the convertible notes which they hold, and the shares of Common Stock which they will receive upon the automatic conversion of their convertible notes, are and will be held for their own personal account only and that they have no agreements or understandings, directly or indirectly, with any person or entity to distribute the shares of Common Stock that they will receive upon the automatic conversion of their notes. Both Mr. Levine and Mr. Kelly have advised us that their purchase of our Common Stock is not in the ordinary course of their current respective businesses. Mr. Kelly has further advised us that his purchase of our Common Stock was made for his Individual Retirement Account."

May 8, 2007
Page 3
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Plan of Distribution, page 25
--------------------------------------------------------------------------------
1,097,000 Shares of Common Stock Registered on Behalf of our Noteholders, page 2
--------------------------------------------------------------------------------
     2 We will delete the fifth sentence of the first paragraph of the subsection captioned "1,097,000 Shares of Common Stock Registered on Behalf of our Noteholders", and insert the following language immediately after the fourth sentence reading "This Prospectus will remain effective for 90 days with respect to the selling shareholders, and we reserve the right to file a post-effective amendment extending the offering period with respect to the selling shareholders for up to an additional 90 days after that":

          "Because we are not required to register any shares on behalf of the selling shareholders, we are doing so, at our sole cost and expense, on the condition that the selling shareholders will not be permitted to sell their shares until we close on our offering of 8,000,000 shares of Common Stock. The selling shareholders are not contractually obligated to abstain from selling their securities prior to the closing of our initial public offering. However, Gold Run plans to prevent sales by the selling shareholders prior to that time by 1) instructing our transfer agent to refuse to process the transfer of any shares prematurely sold by the selling shareholders, and 2) notifying our transfer agent when it may start processing the transfer of shares sold by the selling shareholders. After the effective date of this registration statement, we will separately and promptly notify each of the selling shareholders of their sales rights and obligations as set forth in this section of the Prospectus."

May 8, 2007
Page 4
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Executive Compensation, page 67
--------------------------------------------------------------------------------
     3 We will insert the following language at the end of the first paragraph in the subsection captioned "Summary Compensation Table":

          "The salary amounts for the named officers were determined by the Board of Directors in its sole discretion, based upon its understanding of salaries for these positions paid by similarly situated junior mineral exploration companies."

--------------------------------------------------------------------------------
Compensation for Service as Director, page 69
--------------------------------------------------------------------------------
     4 Our response to prior comment 12 could have been clearer. The stock issuable to Mr. Mathewson was authorized by the Board of Directors on May 8, 2006, which is the same day the founders agreed to purchase their shares. The number of shares to be purchased by Mr. Mathewson and his purchase price were agreed upon on May 9, 2006, but he did not pay for his shares until August 2006. He paid the same price per share as the founders because Gold Run's business plan has always revolved around Mr. Mathewson. Mr. Mathewson did not start working for Gold Run until August 1, 2006. He did not join the Board of Directors until October 2, 2006. Mr. Mathewson's stock purchase therefore was not and should not be deemed compensation. Mr. Mathewson was not sold shares as an incentive for him to join the Board of Directors. Like all of the other directors, Mr. Mathewson receives no compensation or payment for being on the Board. Mr. Mathewson was not sold shares to compensate him for working for the company. His only compensation is his $120,000 salary for serving as Gold Run's President and Chief Geologist. Treating Mr. Mathewson's purchase of Gold Run's common stock as "compensation" is not only inaccurate, but could also needlessly subject him to material and significant adverse tax consequences concerning the purchase of these shares. In any event, the terms of Mr. Mathewson's share purchase are disclosed in more than one section of the Prospectus. Accordingly, we do not believe that it is appropriate to revise this section of the Prospectus to characterize his stock purchase as compensation.

                                      * * *

May 8, 2007
Page 5
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         Thank you for the Staff's helpful comments. Please advise us as soon as possible of the effective date of this registration statement. Please contact the undersigned or Charles J. Hecht, the principal of this firm, if you have any questions or comments concerning the revisions to be included in the final Prospectus.

                                                              Very truly yours,

                                                              /s/

                                                              Daniel Tepper
Encl.

cc:      John Pritchard (by e-mail)
         Dave Mathewson (by e-mail)
         Rick Brown (by e-mail)
         Trevor Michael (by e-mail)
         Michael Berns (by e-mail)
         James Berns (by e-mail)
         Robert Carroll (SEC) (by US Mail)
         April Sifford (SEC) (by US Mail)
         Carmen Moncada- Terry (SEC) (by US Mail)

         The Toledo Group (Prospectus printer) (by e-mail)